

May 9, 2023

Eric Shander
President and Chief Financial Officer
PowerSchool Holdings, Inc.
150 Parkshore Drive
Folsom , CA 95630

      Re: PowerSchool Holdings, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed February 24, 2023
          File No. 001-40684

Dear Eric Shander:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Critical Accounting Estimates
Goodwill and Intangible Assets, page 76

1.   We note your goodwill is about 69% of total assets at December 31, 2022. We further note that your market capitalization is close to the value of your goodwill balance and may have dropped below the goodwill balance in the last twelve months. As such, please ensure your disclosures address each of the following:
   - A discussion of how goodwill was tested in 2022, including whether you performed a qualitative and / or quantitative test.
   - The specific factors and assumptions used to estimate the fair value of reporting unit(s) and how changes in those assumptions may impact impairment.
   - A discussion of how you considered market capitalization when performing your goodwill analysis and if market capitalization triggered an impairment review.
   - The percentage by which the estimated fair value of your reporting unit(s) exceed the carrying value and whether goodwill is at risk of impairment.

Provide us with your proposed disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert Littlepage, Accounting Branch Chief at 202-551-3361 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology